Exhibit 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2007

Quarterly Report to Shareholders

Media Inquiries:	Shela Shapiro	(403) 920-7859
(800) 608-7859
(403) 920-7911
Analyst Inquiries:	David Moneta/Myles Dougan	(800) 361-6522

TransCanada Announces First Quarter Results, Board Declares Dividend of $0.34 per Common Share

CALGARY, Alberta –April 27, 2007 – (TSX: TRP) (NYSE: TRP)

First Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•                  Net income for first quarter 2007 of $265 million or $0.52 per share

•                  Comparable earnings for first quarter 2007 of $250 million or $0.49 per share, compared to $0.46 per share in first quarter 2006

•                  Funds generated from operations for first quarter 2007 of $582 million

•                  Dividend of $0.34 per common share declared by the Board of Directors

•                  Successfully completed acquisition of American Natural Resources Company and ANR Storage Company (collectively, ANR) and an additional 3.55 per cent interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes)

TransCanada Corporation today announced net income for first quarter 2007 was $265 million or $0.52 per share compared with $273 million or $0.56 per share for first quarter 2006. Net income from continuing operations for first quarter 2007 was $265 million or $0.52 per share, compared to $245 million or $0.50 per share, in first quarter 2006.

Comparable earnings were $250 million ($0.49 per share) for first quarter 2007 compared to $227 million ($0.46 per share) in first quarter 2006. The increase in comparable earnings is primarily due to income from ANR, Tamazunchale and Bécancour. Comparable earnings exclude positive income tax adjustments of $15 million in first quarter 2007. In first quarter 2006, comparable earnings excluded an $18 million bankruptcy settlement with Mirant Corporation and certain of its subsidiaries.

Net cash provided by operations was $618 million, compared with $515 million for the same period in 2006. Funds generated from operations in first quarter 2007 were $582 million, compared with $517 million for the same period in 2006.

“The close of the ANR and Great Lakes acquisition in the first quarter was a significant milestone for TransCanada,” said Hal Kvisle, TransCanada’s chief executive officer. “These assets are a great fit with our pipeline business and extend our services further into key U.S. markets.”

“We continue to make progress on a number of growth projects in both our pipelines and energy businesses, including oil pipelines, gas pipelines, power, gas storage and LNG.”

Notable developments in Pipelines, Energy and Corporate in first quarter 2007 include:

Pipelines:

•                  The close of the ANR and Great Lakes acquisition on February 22. This acquisition added approximately 17,000 kilometres (10,500 miles) of pipeline, and gas storage facilities with a total capacity of approximately 230 Bcf.

•                  Increased ownership in TC PipeLines, LP to 32.1 per cent in conjunction with the TC PipeLines, LP acquisition of a 46.45 per cent interest in Great Lakes. TransCanada also became the operator of Northern Border on April 1, 2007, and now operates all three TC PipeLines, LP investments.

•                  Significant milestone reached on the proposed Keystone Oil Pipeline. The National Energy Board (NEB) approved TransCanada’s application to transfer a portion of the Canadian Mainline facilities to Keystone.

•                  Agreement on a five-year settlement for the Canadian Mainline with interested stakeholders regarding 2007 tolls and costs for years 2008 to 2011. This settlement demonstrates TransCanada’s continued collaborative relationship with customers.

Energy:

•                  Progress continues on the Bruce Power restart program. Two steam generators were removed in preparation for replacement as part of preparation for the Unit 1 and 2 restart. The return of these two units will add 1,500 megawatts of capacity to the Ontario power grid and provide a long-term solution to help meet the province’s increasing power needs.

•                  Progress has been made on two power generating station projects in Ontario.  The Halton Hills Generating Station (683 MW) completed an Environmental Review, and construction work is progressing on the Portlands Energy Centre (550 MW), a partnership with Ontario Power Generation.

Corporate:

•                  TransCanada subscribed for half of the offering of TC PipeLines, LP US$600 million private placement of common units.

•                  Successfully raised $1.725 billion in equity through a public offering of subscription receipts which were converted to common shares, and subsequent exercise of over-allotment option by the underwriters.

•                  On April 4, 2007, Standard & Poor’s (S&P) changed its outlook on TransCanada from A- with a ‘negative’ outlook to A- ‘stable’.

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the first quarter 2007 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) May 4, 2007. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3220047. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada’s actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

The Company uses the measures “comparable earnings”, “comparable earnings per share” and “funds generated from operations” in this news release. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on the Company’s operating performance, liquidity and its ability to generate funds to finance its operations.

Comparable earnings is comprised of net income from continuing operations adjusted for specified items that are significant and not typical of the Company’s operations. Specified items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operation section in the MD&A accompanying this news release. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the First Quarter 2007 Financial Highlights chart in this news release.

First Quarter 2007 Financial Highlights

(unaudited)

Operating Results

Three months ended March 31
(millions of dollars)	2007	2006

Revenues	2,249	1,894

Net Income
Continuing operations	265	245
Discontinued operations	—	28
	265	273

Comparable Earnings (1)	250	227

Cash Flows
Funds generated from operations (1)	582	517
Decrease/(increase) in operating working capital	36	(2)
Net cash provided by operations	618	515

Capital Expenditures	306	303

Acquisitions, Net of Cash Acquired	4,265	—

Common Share Statistics	2007	2006

Net Income Per Share - Basic
Continuing operations	$0.52	$0.50
Discontinued operations	—	0.06
	$0.52	$0.56

Comparable Earnings Per Share - Basic (1)	$0.49	$0.46

Dividends Declared Per Share	$0.34	$0.32

Common Shares Outstanding (millions)
Average for the period	508	487
End of period	535	488

(1)  For a further discussion on comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in Management’s Discussion and Analysis of this First Quarter 2007 Quarterly Report to Shareholders.